Exhibit 99.1
China Lodging Group, Limited to Hold 2010 Annual General Meeting on August 26, 2010
Shanghai, July 14, 2010 — China Lodging Group, Limited (NASDAQ: HTHT) (the “Company”), a leading economy hotel chain operator in China, today announced that it will hold its 2010 annual general meeting of shareholders at 5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai, People’s Republic of China on August 26, 2010 at 2 p.m., local time. Holders of record of ordinary shares of the Company at the close of business on July 15, 2010 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.
The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.htinns.com.
About China Lodging Group, Limited
China Lodging Group, Limited is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. China Lodging’ ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HTHT.” For more information about China Lodging, please visit http://ir.htinns.com.
For investor inquiries, please contact:
Ida Yu
IR Manager
China Lodging Group, Limited
Tel: +86-21-5153-9463
Email: ir@htinns.com